UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*

                                ACMAT Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           Class A Stock, no par value
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  004616 20 7
                  ----------------------------------------------
                                 (CUSIP Number)

                        William H. Cuddy, Esq. (203) 275-0100
                                Day, Berry & Howard
                    CityPlace I, Hartford, Connecticut 06103-3499
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 24, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of  5 Pages

                                 SCHEDULE 13D

CUSIP NO. __ 004616 20 7 __                              Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D.T. Chase Enterprises, Inc.
     06-0892627___________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut __________________________________________________________

          7    SOLE VOTING POWER
               0 shares
 NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   0 shares
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     0 shares
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares of Class A Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     0%
14   TYPE OF REPORTING PERSON*

     CO,HC______________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004616 20 7 __                              Page 3 of 5 Pages


                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D


   D.T. Chase Enterprises, Inc. (the "reporting person") hereby amends in part and supplements its statement on Schedule 13D dated December 29, 1993 (the "Schedule 13D") with respect to the Class A Stock, no par value (the "Class A Stock"), of ACMAT Corporation ("ACMAT"), a Connecticut corporation, whose principal executive offices are located at 233 Main Street, New Britain, Connecticut 06050-2350. The reporting person is filing this Amendment No. 1 because the percentage of its beneficial ownership of the Class A Stock has changed as a result of the disposition of 257,500 shares of Class A Stock by Chase Insurance Holdings Corporation ("CIHC"), to the extent the reporting person shared voting or dispositive powers with respect to such shares by reason of its affiliation to CIHC as described in the reporting person's
Schedule 13D, as detailed below in Item 3.

Item 3. Source and Amount of Funds or Other Consideration.

   CIHC disposed of 257,500 shares of Class A Stock as follows:

   (a) On June 14, 1994, CIHC sold 5,000 shares of Class A Stock in the open market at a price of $9.375 per share;

   (b) On July 1, 1994, CIHC sold 10,000 shares of Class A Stock in the open market at a price of $9.25 per share;

   (c) On July 1, 1994, CIHC sold 5,000 shares of Class A Stock in the open market at a price of $9.50 per share;

   (d) On November 14, 1994, CIHC made a charitable contribution of 3,500 shares of Class A Stock;

   (e) On December 16, 1994, CIHC disposed of 2,000 shares of Class A Stock in a private sale at a price of $9.50 per share;

   (f) On January 11, 1995, CIHC disposed of 2,000 shares of Class A Stock in a private sale at a price of $9.50 per share;

   (g) On January 24, 1995, CIHC disposed of 21,000 shares of Class A Stock in a private sale at a price of $9.50 per share;

   (h) On February 6, 1995, CIHC disposed of 209,000 shares of Class A Stock in a private sale at a price of $9.50 per share.

Item 5. Interest in Securities of the Issuer.

   (a) As of the date hereof, CIHC owns of record and beneficially 0 shares of Class A Stock, or 0% of the 3,239,567 shares of Class A Stock outstanding as of February 6, 1995.

   (b) The reporting person has no power to vote, direct the voting of, dispose of, or direct the disposition of, any shares of Class A Stock.

CUSIP NO. __ 004616 20 7 __                              Page 4 of 5 Pages

   (c) Besides the following transaction, no transactions occurred during the past sixty days:

                                    Price        Number     Where and How
           Character of             Per          of         Transaction Was
Date       Transaction              Share        Shares     Effected

12/16/94   Disposition by CIHC      $9.50         2,000     Private Sale

1/11/95    Disposition by CIHC      $9.50         2,000     Private Sale

1/24/95    Disposition by CIHC      $9.50        21,000     Private Sale

2/6/95     Disposition by CIHC      $9.50       209,000     Private Sale

   (d)  Not applicable.

   (e) The reporting person ceased to be the beneficial owner of more than 5% of the Class A Stock, to the extent the reporting person shared voting or dispositive powers with respect to the Class A Stock owned by CIHC, as described in the reporting person's Schedule 13D, on February 6, 1995.

CUSIP NO. __ 004616 20 7 __                              Page 5 of 5 Pages

                                    SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   February 17, 1995             D. T. Chase Enterprises, Inc.


                                      By /s/  Cheryl Chase Freedman
                                      Name:   Cheryl Chase Freedman
                                      Title:  Executive Vice President

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                                ACMAT Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           Class A Stock, no par value
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  004616 20 7
                  ----------------------------------------------
                                 (CUSIP Number)

                        William H. Cuddy, Esq. (203) 275-0100
                                Day, Berry & Howard
                    CityPlace I, Hartford, Connecticut 06103-3499
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 1993
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement/X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of 32 Pages

                                 SCHEDULE 13D

CUSIP NO. __ 004616 20 7 __                              Page 2 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D.T. Chase Enterprises, Inc.
     06-0892627___________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut __________________________________________________________

          7    SOLE VOTING POWER
               -0- shares (see Row 11 below and Items 2, 4 and 6)__
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   -0- shares (see Row 11 below and Items 2, 4 and 6)__
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     -0- shares (see Row 11 below and Items 2, 4 and 6)__
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               -0- shares (see Row 11 below and Items 2, 4 and 6)__

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares except to the extent that the reporting person shares voting or dispositive power with respect to 257,500 shares of Class A Stock owned by Chase Insurance Holdings Corporation by reason of the affiliations described in Items 2, 4 and 6.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     0% or 7.5% (see Row 11 above and Items 2, 4 and 6)___________________

14   TYPE OF REPORTING PERSON*

     CO,HC_________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004616 20 7 __                              Page 3 of 32 Pages

                            STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer.

   The class of equity securities to which this Statement relates is the Class A Stock, no par value (the "Class A" Stock) of ACMAT Corporation ("ACMAT"), a Connecticut corporation, whose principal executive offices are located at 233 Main Street, New Britain, Connecticut 06050-2350.

Item 2. Identity and Background.

   (a)-(c)    Name:  D.T. Chase Enterprises, Inc. ("the reporting person")

        Residence or Business Address:

        One Commercial Plaza
        Hartford, Connecticut 06103

        Present Principal Occupation or Employment:

   The reporting person is a holding company which invests in marketable and other securities. The reporting person has a wholly-owned subsidiary, American Ranger, Inc. ("ARI"), which owns 100% of the common stock of Chase Insurance Holdings Corporation ("CIHC"), which invests in marketable and other securities. ARI and CIHC are described further in Item 6 below.

   The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof, is incorporated herein by reference to such information in Exhibit A filed herewith.

   (d) During the past five years, the reporting person has not be convicted in a criminal proceeding (excluding misdemeanors similar to traffic violations). During the past five years, none of the executive officers or directors of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers or directors of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any of them, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   (f) Citizenship: The reporting person is a Connecticut corporation. Each of the executive officers and directors of the reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

CUSIP NO. __ 004616 20 7 __                              Page 4 of 32 Pages

   On December 29, 1993, in accordance with a Share Purchase Agreement dated December 23, 1993 among ARI, CIHC and Fairfax Financial Holdings Limited ("Fairfax"), providing for the sale by CIHC to Fairfax of all of the capital stock of Ranger Insurance Company ("Ranger"), CIHC purchased 257,500 shares of Class A Stock from Ranger. (Ranger had previously reported its ownership of these shares on a Statement on Schedule 13G, and ARI and CIHC had previously reported their relationship to Ranger and these shares on Statements on
Schedule 13G. On March 17, 1993 the reporting person acquired all of the issued and outstanding capital stock of ARI.) Ranger sold the 257,000 shares of Class A Stock to CIHC in partial consideration of a non-interest bearing demand promissory note in the principal amount of $72,443,515, payable on the earlier of the Closing Date of the sale of Ranger's capital stock to Fairfax and January 31, 1994. In order to secure this note, CIHC collaterally assigned and transferred and granted to Ranger a security interest in the 257,500 shares of Class A Stock along with other investments. On January 6, 1994, CIHC sold the capital stock of Ranger to an affiliate of Fairfax, and the promissory note was paid and the collateral assignment and security agreement ceased to be effective. (As of that date the agreements referred to in previous statements on Schedule 13G under which ARI had certain conditional rights to a portion of the income derived by Ranger from its investment in such 257,500 shares were also terminated.)

Item 4. Purpose of Transaction.

   To the best knowledge of the reporting person, CIHC desires to sell the 257,500 shares of Class A Stock it owns of record in a public offering or by other means. Based on CIHC's ongoing evaluation of the business, prospects and financial condition of ACMAT, the market for and price of the Class A Stock, other opportunities available to it, offers for its shares of Class A Stock, general economic conditions and other future developments, CIHC may decide to hold for investment all or part of its present or future beneficial holdings of Class A Stock, or may decide to acquire additional Class A Stock either in the open market, in private transactions, or by any other permissible means.

   Other than the above, as of the date hereof, neither the reporting person, or, to the best knowledge of the reporting person, CIHC, has any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of ACMAT, or the disposition of securities of ACMAT;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACMAT or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACMAT or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACMAT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACMAT;

        (f) Any other material change in ACMAT's business or corporate structure;

        (g) Changes in ACMAT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACMAT

CUSIP NO. __ 004616 20 7 __                              Page 5 of 32 Pages
   by any person;

        (h) Causing a class of securities of ACMAT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACMAT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

   (a) As of the date hereof, CIHC owns a record and beneficially 257,500 shares of Class A Stock, or 7.5% of the 3,442,751 shares of Class A Stock outstanding as of January 31, 1994.

   (b) The reporting person has sole power to vote, direct the voting of, dispose of, or direct the disposition of, the 257,500 shares of Class A Stock owned by it, except to the extent that the reporting person shares voting or dispositive power with respect to such 257,500 shares with CIHC by reason of the affiliations described herein.

   (c) Besides the following transaction, no transactions occurred during the past sixty days:

                                    Price        Number     Where and How
           Character of             Per          of         Transaction Was
Date       Transaction              Share        Shares     Effected

12/29/93   Sale by Ranger           $9.50       257,500     Private Sale
           Insurance Company
           to CIHC

   (d)  Not applicable.

   (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   David T. Chase, his son, Arnold L. Chase, and his daughter, Cheryl Chase Freedman, are the directors and three of the executive officers of the reporting person, the directors and executive officers of ARI and the directors and executive officers of CIHC. All of the outstanding stock of the reporting person is owned by David T. Chase (20.89%), Rhoda L. Chase (2.87%), Connecticut Financial Associates Limited Partnership ("CFA," a Connecticut partnership owned 99% by David T. Chase and 1% by his spouse, Rhoda L. Chase) (14.97%), Arnold L. Chase (8.75%), Cheryl Chase Freedman (16.15%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold
L. Chase, his spouse and/or his children of which Stanley N. Bergman and Arnold
L. Chase are co-trustees (18.185% in the aggregate), and five trusts for the benefit of Cheryl Chase Freedman's children and two trusts for the benefit of Cheryl Chase Freedman, her spouse and/or her children of which Stanley N. Bergman and Cheryl Chase Freedman are co-trustees (18.185% in the aggregate).

   Also on January 6, 1994, CIHC pledged the 257,500 shares of Class A Stock to Delaware National Investments Limited Partnership, an affiliate of DTCE, to secure revolving loans.

CUSIP NO. __ 004616 20 7 __                              Page 6 of 32 Pages

   Other than the foregoing, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to any securities of ACMAT, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Class A Stock and the reporting person disclaims membership in any "group" with respect to the Class A Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

Item 7. Material to be Filed as Exhibits.

   A.   Identity and Background of Executive
        Officers and Directors . . . . . . . . . .   Page 8

   B.   Stock Purchase Agreement
        Dated December 29, 1993. . . . . . . . . .   Pages 9-10

   C.   Non-Interest Bearing Promissory Note
        Dated December 29, 1993. . . . . . . . . .   Page 11

   D.   Collateral Assignment and Security
        Agreement Dated as of December 30,
        1993. . . . . . . . . . . . . . . . . . . .  Pages 12-13

   E.   Revolving Loan Note (Secured)
        Dated as of January 6, 1994 . . . . . . . .  Pages 14-16

   F.   Loan and Security Agreement
        Dated as of January 6, 1994. . . . . . . . . Pages 17-32

CUSIP NO. __ 004616 20 7 __                              Page 7 of 32 Pages


                                    SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   March 31, 1994      D. T. Chase Enterprises, Inc.


                            By  /s/ Cheryl Chase Freedman
                            Name:   Cheryl Chase Freedman
                            Title:  Executive Vice President